EuroZinc Mining Corporation	Exhibit 99.2

1601 – 543 Granville Street

Vancouver, BC

V6C 1X8

2005 ANNUAL AND SPECIAL GENERAL MEETING	Notice of Annual and Special General Meeting of Shareholders Information Circular Audited Financial Statements Form of Proxy and Notes Thereto Annual Financial Statement Request Form

Place: Time: Date:	Four Seasons Hotel 791 West Georgia Street Vancouver, BC V6C 2T4 2:00 p.m. Thursday, May 12, 2005

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EuroZinc Mining Corporation

CORPORATE DATA

Head Office

1601 – 543 Granville Street

Vancouver, BC  V6C 1X8

Directors and Officers

Colin K. Benner – Vice Chairman, CEO & Director

Alvin W. Jackson – President, COO & Director

J.E. (Ted) Fletcher – Chairman & Director

Ronald Ewing – Executive Vice President, Corporate Affairs

A.J. Ali – Executive Vice President & CFO

Adriano F. Barros – Vice President, Business Development, Portugal

Garnet Dawson – Vice President, Exploration

John Greig - Director

David F. Mullen - Director

Ryan Bennett – Director

Christian Bué – Director

Ronald S. Simkus – Director

John G. Shanahan – Director

Graham Mascall - Director

Registrar and Transfer Agent

Computershare Trust Company of Canada

4th Floor, 510 Burrard Street

Vancouver, BC  V6C 3B9

Legal Counsel

Gowling Lafleur Henderson LLP

2300 – 1055 Dunsmuir Street

Vancouver, BC  V7X 1J1

Auditor PricewaterhouseCoopers LLP, Chartered Accountants 700 – 250 Howe Street Vancouver, BC V6C 3S7 Listing Toronto Stock Exchange Symbol “EZM”

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EuroZinc Mining Corporation
1601 – 543 Granville Street

Vancouver, BC  V6C 1X8
(604) 681-1337

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of EuroZinc Mining Corporation (hereinafter called the “Company”) will be held at the Four Seasons Hotel, located at 791 West Georgia Street, Vancouver, British Columbia, on Thursday, the 12th day of May, 2005 at the hour of 2:00 in the afternoon (local time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2.

To fix the number of directors at ten;

3.

To elect directors;

4.

To appoint the auditors and to authorize the directors to fix their remuneration;

5.

To consider and, if thought fit, to approve:

a.

a special resolution to remove the application of the Pre-existing Company Provisions, as defined in the Business Corporations Act (British Columbia);

b.

a special resolution to approve new articles for the Company; and

c.

an ordinary resolution to alter the Company’s share structure to an unlimited number of common shares without par value;

all as more particularly described in the accompanying Information Circular; and

6.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2004, including Management’s Discussion and Analysis of Operating Results, as well as an Information Circular, a form of proxy and an annual financial statement request form.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 11th day of April, 2005.

BY ORDER OF THE BOARD

(signed) “C.K. Benner”

Vice-Chairman, Chief Executive Officer and Director

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EuroZinc Mining Corporation
1601 – 543 Granville Street

Vancouver, BC  V6C 1X8

INFORMATION CIRCULAR

(Containing information as at April 11, 2005 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of EuroZinc Mining Corporation (the “Company”) for use at the Annual and Special General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Thursday, May 12, 2005 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Colin K. Benner, the Vice Chairman, Chief Executive Officer and a director of the Company and Ron Ewing, the Executive Vice President, Corporate Affairs of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE TRUST COMPANY OF CANADA Proxy Dept. of 100 University Avenue, 9th Floor, Toronto, ON  M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.  Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediares for onward distribution to Beneficial Shareholders.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder (ie. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”).  ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example).  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)

be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)

where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:

1,000,000,000 common shares without par value
Issued and Outstanding:

518,356,820(1) common shares without par value

(1)

As at March 24, 2005

Only shareholders of record at the close of business on March 24, 2005, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
Resource Capital Fund LP Denver, Colorado	35,879,516 (1)	6.92%
Resource Capital Fund II LP Denver, Colorado	131,691,018 (1)	25.41%
The Resource Capital Fund Group Total:	167,570,534	32.33%

(1)

As at April 6, 2005.

ELECTION OF DIRECTORS

The Board of Directors presently consists of ten directors and the Company intends to set the number of directors for the ensuing year at ten and to elect ten directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position, State and Country of Residence(1)	Principal Occupation (1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
Colin K. Benner Vice Chairman, Chief Executive Officer & Director Vancouver, BC Canada	Vice Chairman and Chief Executive Officer of the Company.	Since 1-Dec-2004	100,000
Alvin W. Jackson President, Chief Operating Officer & Director Vancouver, BC Canada	President and Chief Operating Officer of the Company.	Since 21-Apr-1999	451,493
John A. Greig(3)(5) Director Delta, BC Canada	Retired Professional Geologist and Businessman.	Since 21-Apr-1999	2,527,071(6)
David Mullen(3)(4) Director Vancouver, BC Canada	Chief Executive Officer of HSBC Capital (Canada) Inc., a merchant banking company.	Since 21-Apr-1999	29,650
Ryan T. Bennett(4) Director Golden, Colorado, U.S.A.	Principal, Resource Capital Fund L.P. and Resource Capital Fund II L.P.	Since 26-Apr-1999	Nil
Graham Mascall Director Surrey, England	Self-employed mining/financial consultant.	Since 16-Oct-2002	Nil
Christian Bué Director Paris, France	Retired, International Consultant.	Since 21-Jun-2001	350,000
J. Edward (Ted) Fletcher(4) Chairman & Director Richmond, BC Canada	Retired Businessman.	Since 09-Sept-1999	27,777
Ronald Simkus(4) Director Kamloops, BC Canada	Senior Vice-President, Mining of Corriente Resources Inc.	Since 16-Apr-2004	Nil
John Shanahan(3)(5) Director New York, New York, U.S.A.	Commodity Risk Management Consultant	Since 23-Apr-2004	Nil

NOTES:

(1)

The information as to the residency and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Denotes member of Audit Committee.

(4)

Denotes member of Human Resources Committee.

(5)

Denotes member of Corporate Governance Committee.

(6)

1,514,500 shares are held by JAG Holdings Ltd.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.  This information is provided in the Company’s annual information form (“AIF”) dated March 31, 2005 under Item 10 – Audit Committees.  The AIF is available for review by the public on the SEDAR website located at www.sedar.com “Company Profiles – EuroZinc Mining Corporation”.  Management of the Company strongly encourages its shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, or if the Company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more.  In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

During the financial year ended December 31, 2004, the Company had eight Named Executive Officers, Colin Benner, the CEO, Alvin Jackson, the President and Chief Operating Officer, Amjad Ali, the CFO, Ron Ewing, the Executive Vice President, Corporate Affairs and former CFO, Ken Lowe, a former Vice President and former Comptroller, James Drake, the General Manager, Adriano Barros, the Vice President, Business Development – Portugal and Graham Mascall a director of the Company.  The following table sets forth the compensation awarded, paid to or earned by the Company’s Named Executive Officers, during the financial years ended December 31, 2002, 2003 and 2004.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options granted (#)(2)	Shares or Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Alvin Jackson President and Chief Operating Officer	2004 2003 2002	164,583 116,265 74,500(3)	166,725(4) 60,000 nil	N/A N/A N/A	535,000 nil 570,000	N/A N/A N/A	N/A N/A N/A	2,400(5) N/A N/A
Ron Ewing Executive Vice President, Corporate Affairs	2004 2003 2002	120,000 93,959 60,000	121,650 40,000 nil	nil N/A N/A	330,000 nil 475,000	N/A N/A N/A	N/A N/A N/A	2,400(5) N/A N/A
James Drake General Manager, Aljustrel	2004 2003 2002	182,884 165,009 150,000	224,229 nil nil	26,119(6) 34,597(6) N/A	570,000 nil 480,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Ken Lowe Vice-President & Comptroller (Retired)	2004 2003 2002	173,725 122,597 123,500	160,000 nil nil	nil nil nil	550,000 nil 450,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Colin Benner Vice Chairman & Chief Executive Officer	2004 2003 2002	10,753 N/A N/A	N/A N/A N/A	N/A N/A N/A	3,000,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Amjad Ali Executive Vice President & Chief Financial Officer	2004 2003 2002	194,597 N/A N/A	N/A N/A N/A	N/A N/A N/A	1,100,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	24,302(7) N/A N/A
Graham Mascall Director & Consultant	2004 2003 2002	Nil N/A N/A	787,100(4) N/A N/A	326,318(8) N/A N/A	300,000 N/A 500,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Adriano Barros Vice President, Business Development – Portugal	2004 2003 2002	114,794 87,361 89,223	152,556 Nil Nil	Nil Nil Nil	400,000 Nil 470,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)

Financial years ended December 31.

(2)

Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(3)

Paid to a company controlled by Alvin Jackson.

(4)

A bonus paid in connection with the acquisition of Sociedade Mineira de Neves Corvo, S.A. (“Somincor”).

(5)

Parking allowance.

(6)

Value of benefits, schooling expenses paid by the Company.

(7)

Relocation allowance.

(8)

Of these monies paid, $22,600 was paid to Mr. Mascall in his capacity as a director of the Company and for his participation in director and committee meetings.

Long Term Incentive Plan

A long term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one financial year.  A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.  The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2004.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares.  No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2004.

Option Grants in Last Financial Year

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2004 to the Named Executive Officers pursuant to the rules and policies of the Toronto Stock Exchange (the “Exchange”) and in accordance with the provisions of the Business Corporations Act (British Columbia) and the Regulations thereunder.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Alvin Jackson	535,000	5.0%	$0.60	$0.54	May-04-09
Ron Ewing	330,000	3.08%	$0.60	$0.54	May-04-09
James Drake	570,000	5.33%	$0.60	$0.54	May-04-09
Ken Lowe	550,000	5.14%	$0.60	$0.54	May-04-09
Colin Benner	3,000,000	28.04%	$0.66	$0.66	Dec-24-09
Amjad Ali	1,100,000	10.28%	$0.60	$0.54	May-04-09
Graham Mascall	300,000	2.80%	$0.60	$0.54	May-04-09
Adriano Barros	400,000	3.74%	$0.60	$0.54	May-04-09

(1)

Percentage of all of the Company’s options granted during the last fiscal year, including those granted to directors.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2004, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Alvin Jackson	Nil	Nil	1,200,000/Nil	$447,750/Nil
Ron Ewing	Nil	Nil	900,000/Nil	$370,250/Nil
James Drake	Nil	Nil	1,100,000/Nil	$372,500/Nil
Ken Lowe	400,000	$206,500	550,000/Nil	$55,000/Nil
Colin Benner	Nil	Nil	3,000,000/Nil	$120,000/Nil
Amjad Ali	Nil	Nil	1,100,000/Nil	$110,000/Nil
Graham Mascall	Nil	Nil	800,000/Nil	$330,000/Nil
Adriano Barros	500,000	$293,500	400,000/Nil	$40,000/Nil

(1)

Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on December 31, 2004, being the last trading day of the Company’s shares for the financial year, of $0.70 per share, less the exercise price per share.

Option Repricings

No options held by the Named Executive Officers were repriced during the last financial year.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer:

1.

Employment Agreement effective January 1, 2005 with Colin K. Benner whereby the Company has agreed that if Mr. Benner is terminated “without cause” or resigns for “good cause” the Company will pay Mr. Benner (i) his remaining salary plus any accrued unpaid vacation or other compensation; (ii) an amount equal to three years of Mr. Benner’s annual salary; (iii) if Mr. Benner is eligible for other cash incentives at the time of termination or resignation, an amount equal to three times the average cash incentive received by Mr. Benner during the preceding three years; and (iv) his current benefits until the earlier of (A) 36 months from the date of termination or resignation; and (B) Mr. Benner’s receipt of similar benefits through other employment.

2.

Employment Agreement dated February 11, 2005 with Amjad Ali whereby the Company has agreed that if Mr. Ali is terminated “without cause” or resigns for “good cause” the Company will pay Mr. Ali (i) his remaining salary plus any accrued unpaid vacation or other compensation; (ii) an amount equal to two years of Mr. Ali’s annual salary; (iii) if Mr. Ali is eligible for other cash incentives at the time of termination or resignation, an amount equal to two times the average cash incentive received by Mr. Ali during the preceding three years; and (iv) his current benefits until the earlier of (A) 24 months from the date of termination or resignation; and (B) Mr. Ali’s receipt of similar benefits through other employment.

3.

Employment Agreement dated February 1, 2005 with Ronald Ewing whereby the Company has agreed that if Mr. Ewing is terminated “without cause” or resigns for “good cause” the Company will pay Mr. Ewing (i) his remaining salary plus any accrued unpaid vacation or other compensation; (ii) an amount equal to 18 months of Mr. Ewing’s annual salary; (iii) if Mr. Ewing is eligible for other cash incentives at the time of termination or resignation, an amount equal to two times the average cash incentive received by Mr. Ewing during the preceding three years; and (iv) his current benefits until the earlier of (A) 18 months from the date of termination or resignation; and (B) Mr. Ewing’s receipt of similar benefits through other employment.

4.

Employment Agreement dated February 1, 2005 with Alvin Jackson whereby the Company has agreed that if Mr. Jackson is terminated “without cause” or resigns for “good cause” the Company will pay Mr. Jackson (i) his remaining salary plus any accrued unpaid vacation or other compensation; (ii) an amount equal to two years of Mr. Jackson’s annual salary; (iii) if Mr. Jackson is eligible for other cash incentives at the time of termination or resignation, an amount equal to two times the average cash incentive received by Mr. Jackson during the preceding three years; and (iv) his current benefits until the earlier of (A) 24 months from the date of termination or resignation; and (B) Mr. Jackson’s receipt of similar benefits through other employment.

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

The Company’s Human Resources Committee is comprised of four unrelated directors Messrs. Bennett, Mullen, Simkus and Fletcher.

Report on Executive Compensation

The Company’s principal goal is to create value for its shareholders.  The Company’s compensation philosophy is based on ensuring that it has programs in place to attract and develop management of the highest calibre and processes to provide for the orderly succession of management.

The Company’s executive compensation program is administered by the Human Resources Committee (the “Committee”) of the Board.  The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Company, all such recommendations being made pursuant to the Company’s human resources and compensation policies.  The Committee held six meetings during 2004.

Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are competitive with corporations of a comparable size and stage of development within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.  Compensation for each of the Named Executive Officers consists of a base salary, along with annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Base Salary

The Committee, after considering the recommendations of the Chief Executive Officer, approves ranges for base salaries for employees at all levels of the Company.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.  Any recommendations of the Committee are made within the human resources and compensation policies guidelines of the Company.

Annual Bonus

Senior managers are eligible for annual incentive awards.  Corporate performance, as assessed by the Board of Directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior managers in respect of a fiscal year.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the year.  The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The Committee prepares recommendations with respect to the bonuses to be paid to the executive officers.  The Committee then submits such bonus recommendations to the Board of Directors of the Company for its approval.

Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.  The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee, based on the Chief Executive Officer’s recommendations, determines the key employees to whom it recommends that grants be made and the terms and conditions of the options forming part of such grants.  The Committee approves ranges of stock option grants for each level of executive officer.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.

Other Compensation

The Committee is responsible, from time to time, for the review of the Company’s policies and programs in relation to benefits.  The Committee, after considering the recommendations of the Chief Executive Officer, makes recommendations to the Board of Directors with respect to the benefits to be received by the executive officers.

Compensation of the CEO

The Committee is responsible for reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board of Directors the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer.

The foregoing report has been furnished by J. Edward (Ted) Fletcher, Ryan Bennett, David Mullen and Ronald Simkus as of November 9, 2004.

Performance Graph

The following graph compares the year end investment value in the total cumulative shareholder return for $100 invested in shares of the Company against the cumulative total return of the S&P/TSX Composite Index since December 31, 2000 until the fiscal year ended December 31, 2004.

V26222\VAN_LAW\ 179047\7

Comparison of Five-Year Cumulative Total Shareholder Return on Common Shares of the Company and the S&P/TSX Composite Index

	Initial Investment (12-31-00)	Value of Investment (12-31-01)	% Change	Value of Investment (12-31-02)	% Change	Value of Investment (12-31-03)	% Change	Value of Investment (12-31-04)	% Change
EZM	$100	$47.06	-52.9%	$29.41	-37.5%	$85.29	190%	$205.88	141.4%
S&P/TSX Composite	$100	$87.45	-12.6%	$76.57	-12.4%	$97.03	26.7%	$111.08	14.48%

Compensation of Directors

The following compensation was paid/accrued by the Company to its directors:

Name	Retainer	Payment for Board Meeting Attendance	Payment for Committee Meeting Attendance	Payment for Acting as Chairman	Total
J. Edward (Ted) Fletcher	$15,000	$5,000	$7,150	$2,500	$29,650
John Greig	$15,000	$5,000	$4,550	$1,000	$25,550
David Mullen	$15,000	$5,000	$9,100	$2,500	$31,600
Christian Bué	$15,000	$4,000	$1,300	Nil	$20,300
John Shanahan	$15,000	$5,000	$7,150	Nil	$27,150
Ronald Simkus	$15,000	$4,000	$1,300	Nil	$20,300

In addition, the Company paid the following monies to directors who are not Named Executive Officer’s for their services as consultants:

John Shanahan was paid $103,382 for commodity risk management consulting services.

Ronald Simkus was paid $12,000 for metallurgical consulting services.

Incentive stock options to certain of the Company’s directors were also granted during the fiscal year, the details of which are set out in the following tables.

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2004:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers
(as a group)

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers (7)	2,810,000	26.26%	$0.60	$0.54	May-04-09

(1)

Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2004, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values
of Directors Who are Not Named Executive Officers (as a group)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (7)	300,000	$156,000	4,645,000/Nil	$1,289,700/Nil

(1)

Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on December 31, 2004, being the last trading day of the Company’s shares for the financial year, of $0.70 per share, less the exercise price per share.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Toronto Stock Exchange, on which the Company’s common shares are listed, has issued guidelines on corporate governance procedures for its listed companies and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the “Guidelines”).  Where a company’s corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed.  The directors of the Company have considered the Guidelines and sought advice from the Company’s solicitors.  On June 23, 2004, the directors of the Company formed a Corporate Governance Committee consisting of three unrelated directors.  Mandates for the Corporate Governance Committee, the Audit Committee, the Nominating Committee and the Human Resources Committee as well as position descriptions of the directors, Chairman and Vice Chairman, Chief Operating Officer and President, Chief Financial Officer and Chief Executive Officer and a disclosure and confidentiality policy were adopted by the Board of Directors on December 1, 2004.

The Company’s approach to corporate governance in the context of the 14 specific Guidelines is set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	14,910,000	$0.48	32,430,000
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	14,910,000	$0.48	32,430,000

The Board of the Company adopted a Stock Option Plan (the “Plan”) effective December 10, 2002 which was approved by the shareholders of the Company at the Company’s annual general meeting held on June 18, 2003 and subsequently amended and approved by the shareholders on June 23, 2004.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company.  The granting of options is intended to align the interests of such persons with that of the shareholders.

The Plan provides that:

1.

The maximum number of shares issuable pursuant to the exercise of options granted under the plan is 50,000,000 shares;

2.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within a period of not more than three years after ceasing to be an eligible optionee, in the case of employees and one year after ceasing to be an eligible optionee, in the case of all other optionees or, if the optionee dies, within one year from the date of the optionee’s death;

3.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable;

4.

The maximum number of shares that may be reserved for issuance to any one individual in any 12 month period shall not exceed 5% of the common shares outstanding on the date of grant, unless shareholder approval is obtained;

5.

The maximum aggregate number of shares that may be reserved for issuance to insiders of the Company under the Plan or any other share compensation arrangement shall not exceed 10% of the common shares outstanding on the date of grant, unless shareholder approval is obtained;

6.

The maximum number of shares that may be issued to any one insider and such insider’s associates, within a one year period shall not exceed 5% of the common shares outstanding on the date of issuance, unless shareholder approval is obtained;

7.

The maximum aggregate number of shares that may be reserved for issuance to consultants of the Company under the Plan or any other share compensation arrangement shall not exceed 2% of the common shares outstanding on the date of grant;

8.

The maximum aggregate number of shares that may be reserved for issuance to persons employed in investor relations activities of the Company under the Plan or any other share compensation arrangement shall not exceed 2% of the common shares outstanding on the date of grant;

9.

The exercise period of any option grant will not exceed 10 years from the date of grant;

10.

The exercise price of any options granted will not be less than the closing price of the Company’s common shares on the Exchange on the trading date immediately preceding the day on which the option is granted;

11.

The Board of Directors is authorized to amend or terminate the Plan in accordance with applicable legislation and subject to any required approval and may also amend or modify any outstanding option  in any manner to the extent that the Board of Directors would have had authority to initially grant such option subject to consent of the affected participants, prior approval of the relevant stock exchanges and, if applicable, disinterested shareholder approval.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2004 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management of the Company is conducted by the directors and/or officers of the Company.  The Company does not currently employ any outside persons or companies to manage the administration, bookkeeping and day to day affairs of the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors to fix their remuneration.  On November 9, 2004, the Company requested that Watson Dauphinee & Masuch, Chartered Accountants, the Company’s auditor since November 5, 2002, resign from their position and concurrently, the Company appointed PricewaterhouseCoopers LLP to act as their auditor.  Attached to this Information Circular are the Notice of Change of Auditor and the former and successor auditors’ disclaimer letters, which have been reviewed and approved by the Company’s Board of Directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Removal of Pre-Existing Company Provisions, Adoption of New Articles and Amendment to the Share Capital of the Company

On March 29, 2004, British Columbia adopted the new Business Corporations Act (the “New Act”) to replace the Company Act (the “Former Act”), which previously governed the Company.  To make the laws governing British Columbia corporations more consistent with other Canadian and United States jurisdictions and to provide shareholders with a greater choice of effective governance structures, the New Act removes many of the restrictions contained in the Former Act, including restrictions on the residency of directors, limitations on the location of annual general meetings and limits on authorized share capital.  As well the New Act uses new forms and terminology.

Under the New Act, every company incorporated, amalgamated or continued under the Former Act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  The only information contained in the Notice of Articles is the authorized share structure of the Company, the name of the Company, the address of the registered and records office of the Company and the names and addresses of the directors of the Company.  Although this two year deadline is not for some time, the Company cannot alter its current articles to take advantage of many of the new provisions contained in the New Act until it has completed the mandatory transition rollover.  Under the New Act, the directors of the Company are permitted to approve and complete this mandatory transition rollover, and as a result, the Company anticipates completing this mandatory transition shortly after the mailing of this Information Circular.

To take full advantage of the legislative opportunities offered by the New Act, management and the Board of Directors have reviewed the current articles of the Company (the “Existing Articles”) and considered the options available under the New Act to determine what changes, if any, can provide a benefit to the Company and its shareholders.  Management is seeking shareholder approval to (i) remove from the Existing Articles certain provisions that relate to restrictions contained in the Former Act and that are no longer required under the New Act; (ii) replace of the Company’s Existing Articles with new articles (the “New Articles”), which will incorporate some of the more flexible provisions of the New Act; and (iii) alter its current authorized share capital so that the Company’s share structure is an unlimited number of shares without par value.  Management and the Board of Directors believe that removing the provisions, replacing the Existing Articles with the New Articles and going to unlimited authorized share structure will enable the Company to be more efficient, flexible and cost-effective and will bring the Company’s charter documents into line with the New Act.

Three resolutions, as set out below, are proposed to accomplish these changes.  The removal of the provisions and the replacement of the Existing Articles with the New Articles must be by special resolutions, which will require approval by a ¾ (75%) majority of those shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.  The resolution to change the share structure will require approval by a simple majority of such shareholders.

The form of the Company’s charter documents following the Meeting will vary depending upon which of the resolutions below are approved, if any.  If none is approved, the Existing Articles, containing the Pre-existing Company Provisions described below and also containing the existing limit on authorized share capital will continue to govern the Company.  If only the resolution to replace the Existing Articles by the New Articles is approved, then New Articles will govern, but these will contain the Pre-existing Company Provisions and the limited share structure.  If the resolution to remove the Pre-existing Company Provisions is approved, provisions will be included in the Existing Articles or the New Articles, as the case may be, to reflect this approval, (but in the case of the Existing Articles, the three-quarters majority requirement for all special resolutions will remain until a further resolution is passed to reduce the majority for some or all special resolutions.)  Provisions will be included in the Existing Articles or the New Articles, as the case may be, to reflect an unlimited share structure if this is approved.

Management and the Board of Directors believe that the passing of the following resolutions is in the best interest of the Company and recommend that shareholders vote in favour of all of the resolutions.

IT IS THE INTENTION OF THE PERSONS PROPOSED BY MANAGEMENT AS PROXYHOLDERS IN THE ACCOMPANYING FORM OF PROXY TO VOTE THE SHARES REPRESENTED IN A PROXY IN FAVOUR OF EACH OF THE FOLLOWING RESOLUTIONS UNLESS SUCH PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

I.

Pre-Existing Company Provisions

Under the New Act, a company remains subject to “Pre-existing Company Provisions” (as defined in the Business Corporations Act) contained in its corporate documents until the shareholders remove the Pre-existing Company Provisions by special resolution.  These were provisions which were required under the Former Act but are not required under the New Act.  Given the Company’s status as a public company, only two Pre-existing Company Provisions would continue to apply to the Company following the completion of its transition under the New Act unless removed:

1.

Under the Pre-existing Company Provisions, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding shares of the class or series of shares subject to the offer, subject to certain exceptions.  The New Act does not contain a similar provision.  While the exceptions to this proportionate purchase requirement would, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, Management believes that this restriction may unduly limit flexibility in future transactions, where the ability to repurchase some, but not all of its shares from shareholders may be necessary or desirable.  Accordingly, if shareholders approve the removal of the application of the Provisions, this requirement will no longer apply to the Company.

2.

The Pre-existing Company Provisions would also maintain the requirement under the Former Act that no less than three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for that special resolution to be passed.  Under the New Act, with shareholder approval, the Company may reduce the level of the majority required to pass some or all special resolutions to two-thirds of the votes cast at a general meeting.  Management and the Board of Directors believe that the reduced threshold for certain, but not all, special resolutions will provide the Company with greater flexibility for future corporate activities and is consistent with companies incorporated in other jurisdictions.

If shareholders do not approve the removal of the Pre-existing Company Provisions, then the Company will not always be able to redeem or repurchase its shares without making pro-rata offers to all shareholders and the three-quarters majority will remain as the threshold vote required for the approval of all special resolutions of every nature, and this will be so whether or not the Existing Articles are replaced by the New Articles.

In order to remove the application of the Pre-existing Company Provisions, the shareholders of the Company are asked to pass the following special resolution:

“BE IT RESOLVED, as a special resolution that:

(a)

the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions (as defined in the Business Corporations Act of British Columbia) and, specifically, the Pre-existing Company Provisions:

(i)

which require the Company to make a pro rata offer to its shareholders to redeem or repurchase the Company’s common shares; and

(ii)

which require that, to be adopted, all  special resolutions must be approved by three-quarters (¾) of the votes cast;

and that the Pre-existing Company Provisions be and are hereby removed and no longer apply to the Company; and

(b)

any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Pre-existing Company Provisions in such form as such director deems appropriate, necessary or desirable, and to do such further acts, as may be necessary to give full effect to this special resolution.”

II.

Adoption of New Articles

The New Act provides charter structure for companies.  The information previously contained in a company’s Memorandum and Articles are now to be contained in its articles.  Management proposes adoption of the New Articles to better conform to the structure of the New Act and to modernize the Company’s governing rules and provide a more effective charter structure.  A discussion regarding the main differences between the Company’s Existing Articles and the proposed New Articles, and a copy of the Company’s proposed New Articles, are attached to this Information Circular as Schedule “B”, which shareholders are encouraged to review.  If the shareholders do not approve the New Articles, the Existing Articles will continue to govern the Company, as the articles under, and subject to, the New Act.

Any amendment to the Company’s articles must receive shareholder approval by way of special resolution.  Accordingly, shareholders are asked to pass the following special resolution:

“BE IT RESOLVED, as a special resolution, that:

(a)

the Articles of the Company be altered by deleting and cancelling the existing Articles of the Company and creating and adopting new articles, in the form attached to the Company’s Information Circular dated April 12, 2005 as part of Schedule “B”, as the articles of the Company in substitution for the existing Articles of the Company; provided that:

(i)

if the shareholders have approved a special resolution to remove the Pre-existing Company Provisions, as defined in the Business Corporations Act, British Columbia, then the New Articles shall contain the versions of sections 7.1 and 11.2 in such form of New Articles marked as ALTERNATIVE A, and if no such special resolution has been approved, the New Articles shall contain the versions of sections 7.1 and 11.2 in such form of New Articles marked as ALTERNATIVE B; and

(ii)

if the shareholders have approved a resolution to alter the Company’s authorized share capital so that the Company’s share structure is an unlimited number of common shares without par value, then the New Articles shall contain the version of section 2.1 in such form of New Articles marked as ALTERNATIVE A, and if no such special resolution has been approved, the New Articles shall contain the version of section 2.1in such form of New Articles marked as ALTERNATIVE B;

(b)

any one director or officer of the Company be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, and to do such further acts, as he in his discretion may deem necessary to give full effect to this special resolution.”

III.

Alteration to Authorized Share Structure

Under the Former Act, the Company was required to limit its authorized (as opposed to actual issued) share capital.  This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allows a Company to authorize an unlimited number of shares as its authorized capital.  Under the New Act, the Company may, if authorized by its shareholders, now alter its authorized share structure to an unlimited number of shares.  The Company currently has authorized capital of 1,000,000,000 common shares without par value.  Management and the Board of Directors believe that the limits on the Company’s authorized share structure may unnecessarily restrict, complicate or impede future corporate, acquisition or financing transactions that may require the availability of a greater number of shares than are currently available under the existing authorized capital.  Cost and time savings could also be realized if such transactions could proceed without the expense and delay of a shareholders meeting, which would otherwise be required to remove any limitation in the share structure that was impeding the transactions.

Shareholders are asked to approve an alteration to the Company’s Notice of Articles to provide that the Company’s share structure is an unlimited number of common shares without par value.  If shareholders do not approve this alteration, then the Company’s share structure will be 1,000,000,000 common shares without par value, and this will be so whether or not the Existing Articles are replaced by the New Articles.

The shareholders of the Company are asked to approve the following ordinary resolution:

“BE IT RESOLVED, as an ordinary resolution, that:

(a)

the limit on the number of common shares which the Company is authorized to issue be eliminated;

(b)

the Company’s authorized share structure shall be an unlimited number of common shares without par value;

(c)

the Company’s Notice of Articles shall be amended as may be required to reflect this resolution; and

(d)

any one director or officer of the Company be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, and to do such further acts, as he in his discretion may deem necessary to give full effect to this resolution.”

CURRENT ANNUAL INFORMATION FORM (“AIF”)

Upon request to the Secretary of the Company, the following documents will be sent to a Shareholder without charge:

The Company’s current AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF.

The Company’s most recently filed comparative annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the issuer that have been filed for any period after the end of its most recently completed financial year.

The Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors or any annual filing prepared instead of that information circular, as appropriate.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – EuroZinc Mining Corporation” and on the Company’s website located at www.eurozinc.com.  The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above.  Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting Ron Ewing, Executive Vice President, Corporate Affairs at Suite 1601 – 543 Granville Street, Vancouver, BC  V6C 1X8 (Phone:  (604) 681-1337).

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SCHEDULE  “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Compliance with the Guidelines

To enhance disclosure to the shareholders, the Company’s corporate governance practices in relation to the Guidelines are specifically set out below.

1.

The Board should explicitly assume responsibility for stewardship of the Company.

The Board has the responsibility for the overall stewardship of the conduct of the business of the Company and the activities of management, which is responsible for the day-to-day conduct of the business.

As part of the overall stewardship of the Company, the directors should assume responsibility for:

(a)

adoption of a strategic planning process

The Board has the responsibility to ensure, at least annually, that there are long-term goals and a strategic planning process in place for the Company and to participate with management directly or through its committees in developing and approving the mission of the business of the Company and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company’s business.

(b)

identification of principal risks and implementation of appropriate systems to manage those risks

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

(c)

succession planning, including appointing, training and monitoring management

The Board has the responsibility:

(a)

to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

(b)

to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

(c)

to approve the appointment of all corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

(d)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Corporation’s business and the contribution that individual directors are required to make;

(e)

to create a culture of integrity throughout the Company;

(f)

to ensure that management is aware of the Board’s expectations of management;

(g)

to provide for succession of management; and

(h)

to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials.

(d)

a communications policy

The Board has the responsibility:

(i)

to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

(j)

to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(k)

to ensure the timely reporting of developments that have a significant and material impact on the value of the Company;

(l)

to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

(m)

to develop appropriate measures for receiving shareholder feedback; and

(n)

to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

(e)

the integrity of internal control and management information systems

In keeping with its overall responsibility for the stewardship of the Company, the Audit Committee is responsible for ensuring that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls and for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements.

2.

The Board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company.

Six of the Company’s ten directors are unrelated.

3.

The Board is required to disclose on an annual basis whether the Board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.

The Board consists of a majority of unrelated directors for the purposes of the Guidelines. Of the ten individuals currently on the Board, the only related directors are Alvin Jackson, who is the President and Chief Operating Officer of the Company, Colin Benner, who is the Chief Executive Officer of the Company, Graham Mascall, who is a related director of the Company and Ryan Bennett who is the management nominee of the Resource Capital Fund Group, being a control person of the Company.  Each of the remaining six directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.

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4.

The Board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the Board and assessing directors.

The Nominating Committee, when composed by the Board, has the mandate for proposing the members who will be put forward for re-election and any new nominees to the Board and for assessing the performance and contribution of individual directors.  The Nominating Committee has determined that some restructuring of the Board is required and that the size of the Board should be reduced in the future.

5.

Every Board should implement a process for assessing the effectiveness of the Board as a whole, the Board’s committees and individual directors.

The Nominating Committee, when composed by the Board, has the mandate to assess the effectiveness of the Board as a whole and its committees and individual directors. The Nominating Committee will annually propose the members of the Board for re-election.

6.

Every company should provide an orientation and education program for new recruits to the Board.

The Company has adopted a mandate for its Board of Directors which outlines the duties and responsibilities associated with being a director of the Company.  In addition, the Company has adopted a disclosure and confidentiality policy to assist its directors with the disclosure of information to the public.

7.

Every Board should examine its size and, where appropriate, undertake a program to reduce the number of directors.

The Nominating Committee has determined that the current size of the Board should be reduced in the future to assist in the ongoing restructuring and optimization of the Board.

8.

The Board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.

The Human Resources Committee is responsible for periodically reviewing the adequacy and form of the compensation of directors and for ensuring that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly

9.

Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.

Committees of the Board consist of an Audit Committee, a Corporate Governance Committee and a Compensation Committee, all of the members of which are outside and unrelated directors.  The Company also has an ad hoc Nominating Committee which may be struck by the Board from time to time.

The Audit Committee

The Audit Committee consists of three outside and unrelated directors, Messrs. Greig, Mullen and Shanahan.  Mr. Mullen acts as Chairman of the Audit Committee.  All members of the Audit Committee are financially literate and at least one member, Mr. Mullen, is considered to be a financial expert.

The overall purpose of the Audit Committee is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Company and to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

The principal responsibilities of the Audit Committee include reviewing annual and quarterly financial statements, along with the financial sections of public disclosure documents, ensuring that internal controls over accounting and financial systems are maintained, reviewing the audit plan of the internal and external auditors, the results of internal and external audits and any change in accounting procedures or policies, evaluating the performance of the Company’s auditors, review and approve all audit and non-audit services provided by the external auditors and establishing the remuneration of the external auditors.

The Corporate Governance Committee

The Corporate Governance Committee currently consists of four unrelated and outside directors, Messrs. Greig, Bué, Fletcher and Shanahan.  The overall purpose of the Corporate Governance Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of Board and shareholders of the Company that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s stakeholders.

The Human Resources Committee

The Human Resources Committee consists of four unrelated and outside directors, Messrs Bennett, Mullen, Simkus and Fletcher.  The role of the Human Resources Committee is primarily to implement and oversee human resources and compensation policies approved by the Board.

The Nominating Committee

The Nominating Committee, when struck by the Board, will consist of at least three members of the Board who are unrelated and outside directors.  The main purpose of the Nominating Committee, when struck, will be to establish criteria for the Board and committee membership, propose the nominees for election to the Board annually and its committees and, as circumstances arise, to assess the directors’ performance.

10.

Every Board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company’s approach to governance issues.

The Corporate Governance Committee is responsible for developing and monitoring the Company’s overall approach to corporate governance issues.

11.

The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the Board should approve or develop the corporate objective which the CEO is responsible for meeting.

The Board and the CEO have developed formal, documented position descriptions for the Board, the CEO, the President and the CFO which define their responsibilities.  Pursuant to the Board of Directors mandate description, the Board is responsible for developing or approving the corporate goals or objectives for which the CEO is responsible.

12.

Every Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.

The Corporate Governance Committee and the Nominating Committee have the responsibility to ensure that appropriate structures and procedures are in place to ensure the Board functions independently of management, including endeavouring to have a majority of independent directors as well as an independent chairman.

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13.

The audit committee of every Board of Directors should be composed of only outside directors.  The roles and responsibilities of the audit committee should be specifically defined.

All members of the Audit Committee are unrelated, outside directors.  The role of the Audit Committee is described in Item 9 above.

14.

The Board of Directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.

The Corporate Governance Committee has the mandate to recommend to the Board a system which enables a committee or an individual director to engage separate independent counsel and advisors at the expense of the Company in appropriate circumstances and, upon the approval by the Board of such a process, to be responsible for the management and administration thereof.

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SCHEDULE “B”

Set out below is a discussion of the changes proposed under the New Articles.  These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act.  The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act.  For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the New Act.  Many of these non-substantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.  For full particulars, please refer to the text of the proposed New Articles attached hereto.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).  However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person.  This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business.  As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person.  Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors’ Authority to Set Auditor’s Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company.  The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration.  Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor’s remuneration.  As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice.  More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution.  Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution.  The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act.  The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution.  Depending on whether the special resolution to remove the Pre-existing Company Provisions is approved, the New Articles will either retain the three-quarters majority requirement for all special resolutions or provide that the majority required to pass special resolutions will be reduced to two-thirds of the votes cast for all special resolutions other than a special resolution to remove directors between annual general meetings.  To pass a special resolution to remove directors between annual general meetings, the existing requirement for a three-quarter majority vote will be retained.

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Resolutions Required

Under the New Act, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes.  This change in the New Act reflects an increasing need for companies to react and adapt to changing business conditions, and to have a system in place that allows for quick responses.  Under the New Act, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and Company name changes.  Changes such as subdivision, consolidation and name changes were previously required to be approved by shareholders under the Former Act.  Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved.  This is very expensive for the Company, and results in unnecessary time delays and costs.

As a result, management and the Board of Directors are proposing that the New Articles provide for the following matters to require a directors’ resolution only, and not require a shareholders’ resolution:

•

a subdivision of all or any of the unissued, or fully paid issued, shares;

•

a consolidation of all or any of the unissued, or fully paid issued, shares; and

•

a change of name of the Company.

Other capital and share structure changes will continue to require shareholder approval.  Management believes that it is in the best interests of the Company to allow directors to pass resolutions to authorize the above changes so that the Company can react and adapt to changing business conditions in a more timely and less costly manner.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%.  Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness.  The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act.  Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness.  By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions.  In addition, since the Company is a public company, it is subject to the requirements of the Exchange on share issuances and discounts and commissions, which requirements are generally more stringent than the Former Act provisions.

Casting Vote of Chair at Shareholder Meetings

Under the Existing Articles of the Company the chair of a shareholders’ meeting, in the event of an equality of votes, was prevented from having a second or casting vote.  As neither the Former Act nor the New Act provide any restrictions on the chair with respect to having a second or casting vote, management of the Company believes it to be in the best interests of the Company and its shareholders to allow the chair of a meeting of shareholders, where there is an equal vote, on a show of hands and on a poll, to have a second or casting vote in addition to the vote or votes to which the chair is entitled as a shareholder and the Company has included such provision in its New Articles.

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Delivery of Documents to Shareholders

As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method.  This change reflects recent developments under securities legislation.  As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders.   As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Proxies

As a result of changes under the New Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through Internet or telephone voting services, in addition to the usual methods of mail or facsimile delivery.  This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations.  As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using Internet or telephone voting services.

Share Purchases

Under the Existing Articles, if the Company made an offer to purchase any of its own shares, it was required to extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions.  As this is no longer a requirement of the New Act, the New Articles will only contain this restriction if the special resolution to remove the Pre-existing Company Provisions is not approved by the shareholders; if such special resolution is adopted, this restriction will not appear in the New Articles.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have a least a President and Secretary as officers, and there had to be separate individuals holding those positions.  In addition, the President was required to be a director of the Company.  These were requirements under the Former Act.  However, under the New Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements.  Management and the Board of Directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the Board of Directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish notice of a general meeting of shareholders in the manner required under the Former Act.  Under the New Act, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting.  As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds.  Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate.  As a result, the New Articles have been amended to provide for this additional right.  The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated.  As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Directors Meetings

Under the New Act, the provisions relating to directors meetings have been revised and updated to allow directors to participate by telephone or other communications mediums, so long as the directors are able to communicate with each other.  The New Articles have been drafted to broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors.

In addition, the New Articles have been updated to allow directors to receive notices of meetings by electronics means, which allows for quicker and more efficient communication with directors of the Company.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances.  The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act.  Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an “eligible proceeding”.  An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company.  However, under the New Act, the Company will be prohibited from paying an indemnity if:

(i)

the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii)

the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii)

the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act.  Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Authorized Share Capital

Under the Former Act, the Company was required to set a maximum number for its authorized share capital and such number was required to be contained in the Company’s memorandum.  Under the New Act there are no maximum number restrictions and, due to the elimination of the memorandum under the New Act, such authorized share capital must be contained in a company’s articles.  In order to provide the Company with greater flexibility to proceed with equity financings, management has determined that it will alter its authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and that such altered authorized share capital will be reflected in its New Articles, provided that the shareholders approve such amendment to the Company’s authorized share capital by way of an ordinary resolution.  If the shareholders do not approve such amendment, the Company’s authorized share capital will remain at 1,000,000,000 common shares without par value.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting.  The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company’s New Articles reflect this provision.

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